RESVERLOGIX

www.resverlogix.com

07026223

SEC MAIL PROCESSING RECEIVED AUG 16 2007 WASH, D.C. 182 SECTION

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Via Courier

August 15, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

SUPPL

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between August 1, 2007 through August 14, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for: [signature]

Kelly McNeill
Chief Financial Officer

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Enclosures

dlw 8/27

www.resverlogix.com

35003

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Interest Rate Increase and Notice of Conversion on Debentures

Calgary, AB August 13, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) reports further to previous disclosures that the interest rate provisions contained in the January 4, 2007 and June 5, 2007 debenture financings have increased to 12% and 13% respectively based on the RVX shares trading at pre-determined values below the conversion prices of the debentures.

The Company also reports that it has received notices of conversion to common shares for U.S. $1.65 million of debentures from certain debenture holders where at the time of conversion, the stock price was trading below the applicable conversion price. As previously disclosed, when such an instance occurs the debenture holders are eligible to receive interest to maturity on the debt converted at the applicable interest rate at the time of conversion. The applicable interest rates at the time of conversion were between 8%-12% with an interest to maturity obligation of approximately U.S. $430,000 being due to the converting debenture holders.

The Company's interest to maturity obligation has been paid with cash of U.S. $32,000 with an election to pay the balance of the obligation with approximately 51,000 shares. The interest obligation paid with shares was at the Company's option based on the volume weighted average price for the 5 trading days immediately prior to the conversion less a 10% discount.

The ongoing obligations to pay interest on the outstanding convertible debentures based on the interest rates noted above amount to U.S. $4.5 million on an annualized basis, an incremental U.S. $1.67 million from the original financing rate of 8%.

The interest provisions in the June 2007 financing allow for interest rate reductions in the event that common stock price increases over the same stock price thresholds that resulted in the interest increases.

The Company will provide updates from time to time if and when conversions of a material nature have occurred.

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

35003

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kelly McNeill
Chief Financial Officer
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Kelly@resverlogix.com

Website: www.resverlogix.com

35003

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

August 13, 2007

3. News Release

August 13, 2007 via Marketwire.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix" or the "Company") reports further to previous disclosures that the interest rate provisions contained in the January 4, 2007 and June 5, 2007 debenture financings have increased to 12% and 13% respectively based on the Resverlogix shares trading at pre-determined values below the conversion prices of the debentures.

The Company also reports that it has received notices of conversion to common shares for U.S. $1.65 million of debentures from certain debenture holders where at the time of conversion, the stock price was trading below the applicable conversion price. As previously disclosed, when such an instance occurs the debenture holders are eligible to receive interest to maturity on the debt converted at the applicable interest rate at the time of conversion.

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix" or the "Company") reports further to previous disclosures that the interest rate provisions contained in the January 4, 2007 and June 5, 2007 debenture financings have increased to 12% and 13% respectively based on the Resverlogix shares trading at pre-determined values below the conversion prices of the debentures.

The Company also reports that it has received notices of conversion to common shares for U.S. $1.65 million of debentures from certain debenture holders where at the time of conversion, the stock price was trading below the applicable conversion price. As previously disclosed, when such an instance occurs the debenture holders are eligible to receive interest to maturity on the debt converted at the applicable interest rate at the time of conversion. The applicable interest rates at the time of conversion were between 8%-12% with an interest to maturity obligation of approximately U.S. $430,000 being due to the converting debenture holders.

The Company's interest to maturity obligation has been paid with cash of U.S. $32,000 with an election to pay the balance of the obligation with approximately 51,000 shares. The interest obligation paid with shares was at the Company's option based on the volume weighted average price for the 5 trading days immediately prior to the conversion less a 10% discount.

The ongoing obligations to pay interest on the outstanding convertible debentures based on the interest rates noted above amount to U.S. $4.5 million on an annualized basis, an incremental U.S. $1.67 million from the original financing rate of 8%.

The interest provisions in the June 2007 financing allow for interest rate reductions in the event that common stock price increases over the same stock price thresholds that resulted in the interest increases.

The Company will provide updates from time to time if and when conversions of a material nature have occurred.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

August 13, 2007

CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics has been adopted by the Board of Directors (the "**Board**") of **RESVERLOGIX CORP.** effective **March 14, 2007**. This Code extends to all employees of ResVerlogiX Corp., its subsidiaries and affiliates (collectively, "**Company**"). For the purposes of this Code, "**Employees**" include directors, officers, full time, part time and temporary employees and full time contractors of the Company.

1. Statement of Purpose

The Company requires the highest standards of professional and ethical conduct from its Employees. This Code reflects the Company's commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all Employees are expected to comply.

In the course of their duties, Employees are expected to act honestly and in good faith with a view to the best interest of the Company and its stakeholders. No Employee will be permitted to achieve results through violations of laws or through unscrupulous dealings.

To this end, the Company has adopted the following principles for business conduct and ethical behaviour.

All Employees will be provided with a copy of this Code and will be required to acknowledge, by their signature, their understanding and acceptance of compliance as a term of employment. Any Employee who violates this Code may face disciplinary action up to and including termination of their employment for just cause without notice or payment in lieu of notice. Each Employee shall review this Code annually to satisfy himself (herself) that he (she) has adhered to the stated principles and standards and shall sign an acknowledgement to that effect.

2. Compliance with Laws, Rules and Regulations

Employees will conduct the business of the Company in compliance with laws, rules, regulations and other legal requirements applicable wherever the Company is carrying on business. Employees must avoid even the appearance of impropriety.

Applicable laws can be complicated and may result in serious and adverse enforcement proceedings against the Company if they are violated. If any Employee is in doubt about whether a particular practice may violate such laws, the Employee should contact the Company's Audit and Finance Committee in accordance with the Company's Whistleblower Policy (as provided at the conclusion of this Code).

All Employees shall comply with the Company's Insider Trading Policy (as provided at the conclusion of this Code) with respect to the buying and selling of shares of the Company.

3. Conflicts of Interest

Employees shall conduct their business affairs in a manner which ensures that their private or personal interests do not interfere, or appear to interfere, with the interests of the Company. A conflict of interest may arise when an Employee takes actions or has personal interests that may make it difficult to perform his or her work for the Company objectively and effectively.

Conflicts of interest also arise when an Employee or a member or his or her family receives improper personal benefits as a result of his or her position with the Company.

Activities which may give rise to conflicts of interest are prohibited. As it is not always easy to determine whether a conflict of interest exists, any potential conflicts of interest must be reported immediately to senior management or the Company's legal counsel.

4. Corporate Opportunities

Employees are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees are also prohibited from competing with the businesses from time to time conducted by the Company.

5. Fair Dealing

Employees should endeavor to deal fairly with the Company's customers, suppliers, competitors and other Employees. No Employee should do anything which could be construed or interpreted as being dishonest or outside reasonable commercial standards of fair dealing.

6. Confidentiality

Employees shall maintain the confidentiality of information entrusted to them or which otherwise comes into their possession in the course of their employment except in circumstances where disclosure is authorized or legally mandated. Employees who leave the Company shall retain the ongoing obligation to keep all such information confidential.

Confidential information includes all non-public information which may be of use to competitors or harmful to the Company or its customers or Employees, if disclosed.

7. Protection and Proper Use of the Company's Assets

Employees shall ensure that the Company's assets are protected and properly used for legitimate business purposes. The Company assets may never be used for illegal purposes. Any suspected incidents of fraud, theft or illegal use of assets should be immediately reported to senior management for investigation.

8. Record Keeping and Reporting of Information

All records, including time records, and reported information must be accurate, complete, honest and timely.

9. Reporting Integrity

No false, artificial or misleading entries into the books, records or documents of the Company shall be knowingly made for any reason and no Employee shall engage in any arrangement that results in prohibited acts. All periodic reports filed by the Company shall be in accordance with the Company's Disclosure and Media Policy and will include full, fair, accurate, timely and understandable disclosure.

10. Discrimination and Harassment

The Company values the diversity of its Employees and is committed to providing equal opportunity in respect of all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Employees are encouraged to speak out when a co-worker's conduct makes them uncomfortable and to report harassment when it occurs.

11. Use of E-mail and Internet

E-mail systems and internet services are provided to assist Employees in the performance of their duties. Incidental or occasional personal use is permitted, but never for personal gain or improper purpose.

Employees' messages (including voice mail), computer information and communication records are considered property of the Company and Employees should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes.

12. Health and Safety

The Company seeks to provide a safe and healthy place to work. All employees are expected to observe all safety rules, practices and policies of the Company and to follow instructions concerning safe work practices.

13. Reporting of any Illegal or Unethical Behaviour

Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation.

If an Employee becomes aware of a violation or possible violations of applicable laws, rules or regulations or this Code, he or she is expected to report such violation or possible violation. The Company prohibits retaliatory action against any Employee who, in good faith, reports a violation or possible violation. It is unacceptable to file a report knowing it to be false.

A report should be made directly to the Employee's supervisor, if appropriate. If the Employee is of the view that it would be more appropriate under the circumstances to take the violation or possible violation to higher levels, either due to the nature of the violation or possible violation or if earlier reports have not been acted upon, the Employee has the right to directly contact the Company's Audit and Finance Committee in accordance with the Company's Whistleblower Policy. Employees do not need to identify themselves.

This Code does not address all of the situations which Employees may encounter. There may be occasions which an Employee is confronted by circumstances not covered by this Code or by the Company's policies or procedures and where the Employee must make a judgment as to the appropriate course of action. In those circumstances, the Employee is encouraged to use common sense and to contact senior management, a supervisor or a member of the Company's human resource department for guidance.

I hereby acknowledge that I have read, understood and will comply with the above Code of Business Conduct and Ethics.

____
Name (please print)

____
Signature

____
Date

www.resverlogix.com

35003

RESVERLOGIX

RECEIVED
AUG 16 2007
SEC MAIL PROCESSING SECTION
WASH. DC
182

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Exchange Symbol: RVX

Resverlogix Receives Excellence in Technology Award

Pioneering therapeutic approach for cardiovascular disease is celebrated

Calgary, AB August 14, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce that is has just learned that it has been awarded the 2007 North American Excellence in Technology of the Year Award by Frost & Sullivan.

"We are honored to be recognized by Frost & Sullivan for our novel therapy for cardiovascular diseases," stated Mr. Donald McCaffrey, President & CEO of Resverlogix. "This award affirms that the enhancement of HDL/ApoA-I for the reduction of atherosclerosis is an important new class of drugs for the global medical market."

"Resverlogix NexVas™ PR technology for the treatment of atherosclerosis is a best-in-class technology for therapeutic drug development. The enhancement of ApoA-I has the potential to revolutionize how cardiovascular diseases are treated in the future," said Sangeetha Prabakar, Research Analyst for Frost & Sullivan.

Frost & Sullivan's Excellence in Technology of the Year Award is bestowed upon the company that has pioneered the development and introduction of an innovative technology into the market; a technology that has either impacted or has the potential to impact several market sectors. This award recognizes a company's successful technology development that is expected to bring significant contributions to the industry in terms of adoption, change, and competitive posture. It also recognizes the overall technical excellence of a company and its commitment towards technology innovation.

About Frost & Sullivan
Frost & Sullivan is a leading global growth consulting company that has been working with companies in the development of innovation for more than 40 years. The company's industry expertise integrates growth consulting, growth partnership services, and corporate management training to identify and develop opportunities. Frost & Sullivan serves an extensive clientele that includes Global 1000 companies, emerging companies, and the investment community by providing comprehensive industry coverage that reflects a unique global perspective and combines ongoing analysis of markets, technologies, econometrics, and demographics. For more information, visit **www.awards.frost.com**

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual

35003

results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

END